FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Relevant Event.

Death of Regular Director Gabriel Eugenio Milstein.

Appointment of his replacement

Buenos Aires, January 12th, 2024

Messrs.

Securities and Exchange Commission

Relevant Event. Death of Regular Director Gabriel Eugenio Milstein. Appointment of his replacement

With due consideration:

I hereby inform you, in my capacity as Head of Market Relations of Banco BBVA Argentina S.A., that the Board of Directors decided at its meeting held today, to appoint Mr. Gabriel Alberto Chaufán who was acting as Alternate Director, as Regular Director in replacement of Mr. Gabriel Eugenio Milstein who passed away last December 21st, until the next Annual General Meeting of Shareholders be held, in accordance with Section 10 of the Bylaws.

Yours faithfully.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11156 L° 103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: January 12th, 2024	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer